Exhibit (h)(9)

December 15, 2016

LETTER AGREEMENT

Highland Funds II (the “Trust”)

200 Crescent Court, Suite 700

Dallas, Texas 75201

Re:	Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents (i) an undertaking by Highland Capital Management Fund Advisors, L.P. (the “Adviser”) to limit the total operating expenses of the Highland Global Allocation Fund (the “Fund”), a series of the Trust, and (ii) our agreement regarding the extent to which the Adviser will, under certain circumstances, receive payment from the Trust, on behalf of the Fund, as recoupment of certain amounts paid, waived or reimbursed by the Adviser to the Fund in fulfillment of the undertaking described above. This Letter Agreement shall terminate (i) in the event the Investment Advisory Agreement between the Trust and the Adviser terminates with respect to the Fund, (ii) at the sole discretion of the Fund’s Board of Trustees on 30 days’ prior written notice to the Adviser, or (iii) upon mutual agreement between the Adviser and the Fund’s Board of Trustees.

Effective as of February 1, 2017 and until at least January 31, 2018, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of fees paid by the Fund pursuant to its distribution plan under Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), taxes, such as deferred tax expenses, dividend expenses on short sales, interest payments, brokerage commissions and other transaction costs, acquired fund fees and expenses and extraordinary expenses (collectively, the “Excluded Expenses”)) of the Fund to 0.90% of average daily net assets attributable to any class of the Fund (the “Expense Cap”).

The Trust, on behalf of the Fund, hereby agrees that it will be obligated to pay the Adviser all amounts previously paid, waived or reimbursed by the Adviser with respect to the Fund pursuant to the Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses (excluding the Excluded Expenses) of the Fund, in the aggregate, would not cause the Fund’s total annual operating expenses in any such year to exceed the amount of the Expense Cap or any other agreed upon expense limitation for that year, and provided further that no additional payments by the Trust will be made with respect to amounts paid, waived or reimbursed by the Adviser more than thirty-six (36) months from the date such amounts were paid, waived or reimbursed by the Adviser. The Adviser may not recoup any amounts previously paid, waived or reimbursed hereunder before payment of the Fund’s operating expenses for the year in which the Adviser intends to recoup such amounts.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Adviser as an advisory fee or any other fee for services to the Fund under the Investment Advisory Agreement or any other agreement with the Trust, as applicable.

A copy of the Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

This Letter Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Sincerely,

Highland Capital Management Fund Advisors, L.P.

By:	Strand Advisors XVI, Inc., its general partner

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer

ACKNOWLEDGED AND ACCEPTED

Highland Funds II

By:	/s/ Dustin Norris
Name:	Dustin Norris
Title:	Assistant Treasurer